Exhibit 99.1

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
1209 N. University Blvd, Middletown, OH 45042

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time:	October 21, 2024, at 10:00 a.m. Eastern Time

Place:	StartWell, Level Up Room 786 King St W, Toronto, Ontario M5V 1M5 Canada

To the Shareholders of EpicQuest Education Group International Limited:

Notice is hereby given that the Annual Meeting of the Shareholders of EpicQuest Education Group International Limited (formerly Elite Education Group International Limited) (the “Company”) will be held on October 21, 2024, at 10:00 a.m. Eastern Time at StartWell, Level Up Room, 786 King St W, Toronto, Ontario M5V 1M5, Canada. The meeting is called for the following purposes:

1.      To elect Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and Xiaojun Cui to serve on the Board of Directors of the Company, each to hold office until the next annual meeting of shareholders or until his or her successor shall have been duly elected and qualified (collectively, “Proposal 1”).

2.      To consider and vote upon a proposal to approve the creation of a new class of preferred shares by increasing the maximum number of shares which the Company is authorized to issue to 41,500,000 shares each with a par value of US$0.0016, divided into (i) 31,500,000 ordinary shares of par value of US$0.0016 each and (ii) 10,000,000 preferred shares of par value of US$0.0016 each and related amendments to the Company’s Memorandum and Article of Association by the adoption of an Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached as Annex A hereto (collectively, the “Preferred Shares Proposal” or “Proposal 2”).

3.      To consider and vote upon a proposal to approve a combination of ordinary shares, par value US$0.0016 of the Company at a ratio within the range from 2-into-1 up to 30-into-1, at any time, if at all, within 12 months following the date of shareholder approval, with the exact ratio to be set within that range at the discretion of the Company’s Board of Directors without further approval or authorization of the Company’s shareholders (the “Share Combination”), the subsequent increase in the maximum number of authorized shares for issuance to same maximum amount prior to the Share Combination and related amendments to the then existing Memorandum and Articles of Association of the Company and the rounding up of any fractional shares as a result of the Share Combination to a whole number share (collectively, the “Share Combination Proposal” or “Proposal 3”).

4.      To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024 (“Proposal 4”).

5.      To consider and take action upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on September 16, 2024, has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and an accompanying proxy card will first be mailed or given to the Company’s shareholders is on or about September 16, 2024.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement and our most recent Annual Report on Form 20-F are available online at the following internet address: www.proxyvote.com.

By Order of the Board of Directors,
/s/ Jianbo Zhang
Jianbo Zhang Chairman and Chief Executive Officer
Dated: September 16, 2024

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

i

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
1209 N. University Blvd, Middletown, OH 45042

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of EpicQuest Education Group International Limited (formerly Elite Education Group International Limited) (the “Company,” “EpicQuest,” “we,” “us,” or “our”) for the 2024 Annual Meeting of Shareholders (the “Annual Meeting”) to be held at StartWell, Level Up Room, 786 King St W, Toronto, Ontario M5V 1M5, Canada on October 21, 2024, at 10:00 a.m. Eastern Time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement will first be mailed or given to the Company’s shareholders on or about September 16, 2024. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon. Any proxy card on which no instruction is specified will be voted “FOR” the election of each of the nominees set forth under the caption “Election of Directors” (“Proposal 1”); “FOR” the approval of the creation of a class of preferred shares and related amendments to the existing Memorandum and Articles of Association of the Company (the “Preferred Shares Proposal” or “Proposal 2”); “FOR” the approval of the a combination of common shares, par value US$0.0016 of the Company (“common shares”) at a ratio within the range from one-for-two up to one-for-thirty, with the exact ratio to be set within that range at the discretion of our Board of Directors without further approval or authorization of our shareholders (the “Share Combination”) and related amendments to the then existing Memorandum and Articles of Association of the Company (collectively, the “Share Combination Proposal” or “Proposal 3”); and “FOR” the approval of the ratification of independent auditors as set forth under the caption “Ratification of Independent Auditors” (the “Auditor Ratification Proposal” or “Proposal 4”). In their discretion, the proxies will also be authorized to vote upon such other business as may properly come before the Annual Meeting. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. You may revoke your proxy by submitting a new proxy with a later date or by notifying our corporate secretary in writing at EpicQuest Education Group International Limited, Attention: Secretary, 1209 N. University Blvd, Middletown, OH 45042. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and are a record holder, you may vote by ballot at the Annual Meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

Voting Securities

Only holders of shares, par value $0.0016 per share of the Company (the “Common Shares”), outstanding as of the close of business on September 16, 2024 (the “Record Date”) are entitled to vote at the Annual Meeting. On the record date, the Company had 13,003,173 Common Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the Annual Meeting.

No less than 50% of the votes of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the Annual Meeting.

Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy (meaning the number of shares voted “FOR” a nominee must exceed the number of shares voted “AGAINST” such nominee). Abstentions and “broker non-votes” are not considered votes cast for this proposal and will have no effect on the election of nominees. “Broker non-votes” occur when shares are held indirectly through a broker, bank or other intermediary on behalf of a beneficial owner (referred to as held in “street name”), and the broker submits a proxy but does not vote for a matter because the broker has not received voting instructions from the beneficial owner, and (i) the broker does not have discretionary voting authority on the matter or (ii) the broker chooses not to vote on a matter for which it has discretionary voting authority. Under the rules of the New York Stock Exchange that govern how brokers may vote shares for which they have not received voting instructions from the beneficial owner, brokers are permitted to exercise discretionary voting authority only on “routine” matters when voting instructions have not been timely received from a beneficial owner.

The approval of the Preferred Shares Proposal, Share Combination Proposal and the Auditor Ratification Proposal each require the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and broker non-votes are not considered votes cast for the foregoing proposals and will have no effect on the vote for these proposals.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Voting

If you are a shareholder of record, you may vote in person at the Annual Meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the internet or by telephone. Information and applicable deadlines for voting via the internet or by telephone are contained in the enclosed proxy card instructions. If you intend to vote by proxy, your vote must be received by the close of business on October 20, 2024, to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual Meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person. If you hold your shares in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or other nominee how to vote in accordance with the instructions you have received from your bank, broker, or other nominee. “Street name” shareholders who wish to vote in person at the Annual Meeting will need to obtain a “legal proxy” from the institution that holds their shares.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board has nominated Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt, and Xiaojun Cui for re-election as directors, with each to hold office until the next annual meeting of shareholders or until his or her successor shall have been duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote “FOR” the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

Information about the Company’s Director Nominees

The names of the director nominees, as well as their ages, principal occupations and brief employment history of the past five years, including the names of other publicly held companies of which each serves or has served as a director during the past five years, are set forth below.

Name	Age*	Position
Jianbo Zhang	60	Chairman, Chief Executive Officer
Zhenyu Wu	45	Chief Financial Officer, Director
Craig Wilson(1‡)(2)(3)(4)**	52	Independent Director
G. Michael Pratt(1)(2‡)(3)	74	Independent Director
Xiaojun Cui(1)(2)(3‡)	54	Independent Director

____________

*        As of September 16, 2024.

**      Lead Independent Director

‡        Committee Chair

(1)      Audit Committee

(2)      Compensation Committee

(3)      Nominating Committee

(4)      Audit Committee Financial Expert

Zhang Jianbo is the founding Chairman and Chief Executive Officer of the Company. From October 2012 to December 2017, he served as Chief Executive Officer of Quest Holding International. From December 2017 to present, he has held the offices of the Company’s CEO. Mr. Zhang holds an undergraduate degree in Finance from Renmin University of China (1987), where he also completed a Ph.D. Diploma Course in Finance, School of Finance (2013). He also completed an EMBA course at Singapore Tiandu Education Group (2003) and an MBA course at Coventry University, UK (1999), and holds a Master Diploma Course in Finance, School of Finance, Renmin University (1993). Zhang Jianbo holds a pivotal role in the Company’s founding and long-term vision.

Zhenyu Wu is the Company’s Chief Financial Officer and a Board member. From 2017 to present, Mr. Wu has been a Professor of Entrepreneurship and Finance, Asper School of Business, University of Manitoba. He was the Head of Department of Business Administration from 2015 to 2017, and an Associate Dean Research and Graduate Research Programs, at the same School of Business from 2017 to 2024. From 2011 to 2017, he was an Associate Professor at the I.H. School of Business, University of Manitoba, and he holds the position of Canada Research Chair (Tier II) in Entrepreneurship and Innovation from 2012 to 2021. Mr. Wu holds a Ph.D. in Finance (2007), an MBA degree in Finance (2012), and a Master’s Arts degree in Economics (2001), all from the University of Calgary, Calgary, Alberta, Canada. He also holds a B.A. degree in Economics from Nankai University, Tianjin, China (1999). Mr. Wu’s knowledge of the Company’s operations as well as his financial and accounting expertise are critical to the Company’s success.

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan, having worked there since July 1, 2002. From July 1, 2018 to June 30, 2023, he held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan. Mr. Wilson holds a PhD in Finance (University of Alberta, 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 1998) as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

G. Michael Pratt is an independent director of the Company. From July 2010 to June 2016, Mr. Pratt served as Dean of Regional Campuses and Associate Provost at Miami University of Ohio. Prior to that, from 2013 to 2016, he was Associate Provost, Dean of Regional Campuses, Professor of Anthropology (2010-2013). He holds a Ph.D. in Anthropology, Case Western Reserve University, Cleveland, Ohio (1981), a Master’s degree in Anthropology, Case Western Reserve University (1975) and an undergraduate degree in Anthropology, Miami University, Oxford, Ohio (1973). Mr. Pratt’s academic background and long-standing connections to our key partner, Miami University, represent an important contribution to the Board’s skillset.

Xiaojun Cui is an independent director of the Company and was appointed to the Board on October 19, 2023, to fill a vacancy created by the resignation of a prior director. Ms. Cui served as the Regional Manager for East Asia at Lancaster University since November 1, 2016, where her responsibilities included implementing international recruitment strategy, building international university partnerships and managing the recruitment agent network. She has degree in MSc Marketing from Edinburgh Napier University, where she worked, beginning in 2002 as the international Student Advisor, until leaving Napier in 2016 after serving as the International Partnership Manager for 9 years. Prior to working at Napier, Xiao worked at Dalian University of Foreign Languages as Project Manager, managing Study Abroad Language training Center. Ms. Cui possesses extensive knowledge and expertise in the Higher Education sectors of the UK and China.

The term of each director is until his or her resignation or removal. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Vote Required

Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy.

Recommendation of the Board

The Board unanimously recommends voting “FOR” the election of each of the director nominees.

THE BOARD AND BOARD COMMITTEES

Composition of Board

Our Board presently consists of five directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the Board. Each director shall hold office for the term, if any fixed by the shareholders in general meeting or the Board appointing him, or until such time as they resign or are removed from office. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

While the Company may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not currently intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

As a British Virgin Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The paragraph below summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding common shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; save that under the Memorandum and Articles, all directors may attend and speak at any meeting of shareholders. All directors are encouraged to attend the Annual Meeting.

Director Independence

The Board has determined that Craig Wilson, G. Michael Pratt and Xiaojun Cui are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

The Board standing committee memberships are as follows:

Audit Committee+:	Craig Wilson(c)*, G. Michael Pratt and Xiaojun Cui
Compensation Committee:	G. Michael Pratt(c), Craig Wilson and Xiaojun Cui
Nominating Committee:	Xiaojun Cui(c), G. Michael Pratt and Craig Wilson

____________

+        M. Kelly Cowan was a member of the Audit Committee prior to her resignation from the Board on March 16, 2023.

*        Audit Committee Financial Expert

(c)      Committee Chair

Audit Committee.    We have a separate-designed standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee operates under a written charter, which is available on our website at https://epicquesteducation.com. The information on our corporate website is not a part of this Proxy Statement.

The Audit Committee’s responsibilities include the following functions:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from its management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures;

•        establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related-party transactions.

Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. Our Audit Committee consists of Craig Wilson, G. Michael Pratt and Xiaojun Cui, with Mr. Wilson serving as chair of the Audit Committee. In addition, our Board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules. M. Kelly Cowan was a member of the Audit Committee prior to her resignation from the Board on March 16, 2023.

Compensation Committee.    The Compensation Committee operates under a written charter, which is available on our website at https://epicquesteducation.com.

The Compensation Committee’s responsibilities include the following functions:

•        reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors;

•        reviewing key employee compensation goals, policies, plans and programs;

•        administering incentive and equity-based compensation;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of G. Michael Pratt, Craig Wilson and Xiaojun Cui, with Mr. Pratt serving as chair of the Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules. M. Kelly Cowan was a member of the Compensation Committee prior to her resignation from the Board on March 16, 2023.

During the fiscal year ended September 30, 2023, the Compensation Committee engaged Anderson Pay Advisors LLC (“Anderson”) to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design and review and analysis of competitive data with respect to the Company’s peers in the industry. Anderson’s final report to the Compensation Committee was delivered on October 18, 2023. The Compensation Committee has the authority to engage and terminate the services of compensation consultants, including Anderson. The decision to engage Anderson was not made, or recommended, by the Company’s management. The Compensation Committee has determined that Anderson is independent and that the services performed by Anderson present any conflicts of interest.

Nominating Committee.    The Nominating Committee operates under a written charter, which is available on our website at https://epicquesteducation.com.

The Nominating Committee’s responsibilities include the following functions:

•        selecting or recommending for selection candidates for directorships;

•        evaluating the independence of directors and director nominees;

•        reviewing and making recommendations regarding the structure and composition of our Board and the Board committees;

•        developing and recommending to the Board corporate governance principles and practices;

•        reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

•        overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Xiaojun Cui, G. Michael Pratt and Craig Wilson, with Xiaojun Cui serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules. M. Kelly Cowan was the chair of the Nominating Committee prior to her resignation from the Board on March 16, 2023.

Shareholder Nominations

The Nominating Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend a candidate for election to the Board should send their nomination notice to EpicQuest Education Group International Limited, Attention: Secretary, 1209 N. University Blvd, Middletown, OH 45042. The corporate secretary will promptly forward all such notices that comply with our nomination requirements and procedures to the Nominating Committee.

Such shareholder’s nomination notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, and (c) the class and number of shares of the Company which are beneficially owned by the person; (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the Nominating Committee will submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Nominating Committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The Nominating Committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, https://ireei-global.net.

Board Leadership Structure and Role in Risk Oversight

Jianbo Zhang serves as the Chairman of the Board and our Chief Executive Officer. The Board has designated Craig Wilson as the Company’s Lead Independent Director. As Lead Independent Director, Mr. Wilson serves as the principal liaison between the non-employee directors and both the Chairman and Company management. Given the small number of directors comprising the Board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with one another directly.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Board Diversity Matrix

We believe diversity is a key factor to the effectiveness and success of our Board. The Board continuously considers diversity in its widest sense, including diversity of business and financial expertise and understanding of the Company’s business and industry. The matrix below provides certain information regarding the demographics of our Board members.

Board Diversity Matrix (As of September 16, 2024)
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian	1	2
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		2
Two or More Races or Ethnicities
LGBTQ+	0
Did Not Disclose Demographic Background	0

DIRECTOR COMPENSATION

In October 2021, the Board, upon the recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan (the “2021 Director Compensation Plan”), pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common shares, under the Company’s 2019 Equity Incentive Plan (the “2019 Plan”), on the date of the Company’s annual meeting of shareholders (the “Annual Grant”); and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000.

In addition, to the creation of the foregoing plan, in October 2021 the Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) M. Kelly Cowan and G. Michael Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022. M. Kelly Cowan resigned from the Board on March 16, 2023.

The Company held its annual meeting on November 28, 2022. The Compensation Committee did not issue the Annual Grant on such date. On December 30, 2022, the Company issued each non-employee director the Annual Grant, which was a RSU grant for 15,575 common shares (based on the closing price of the Company’s common shares on December 30, 2022 of $2.21) vesting upon the earlier of the first anniversary after the date of the grant or the date of the Company’s next annual meeting of shareholders, subject to the director’s continued service on the Board of Directors on such vesting date.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved an updated director compensation plan for non-employee directors (the “2023 Director Compensation Plan”) that replaced the 2021 Director Compensation Plan. The 2023 Director Compensation Plan provides for the following: (i) annual cash retention: $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair- Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received a ten-year option to purchase 45,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year for existing non-employee Board members and in three years for initial Board members; and (viii) for the Lead Independent Director a ten-year option to purchase 15,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year.

For the year ended September 30, 2023, the total compensation the Company’s non-employee directors received was as follows:

Name(1)	Fees earned or paid in cash ($)		Stock Awards ($)(2)		Total ($)
Craig Wilson		$36,000		$30,000		$66,000
G. Michael Pratt		$30,000		$30,000		$60,000
M. Kelly Cowan(3)		$15,000		$30,000		$45,000
Xiaojun Cui(4)	$	NA	$	NA	$	NA

____________

(1)      Compensation paid to Jianbo Zhang, our Chairman and Chief Executive Officer, and Zhenyu Wu, our Chief Financial Officer, for their service on the Board of Directors is set forth below under the section titled Executive Officer Compensation.

(2)      Represents shares issued to each recipient on December 30, 2022, valued at $2.21per share.

(3)      M. Kelly Cowan resigned from the Board on March 16, 2023.

(4)      Xiaojun Cui was appointed to the Board on October 16, 2023, and did not receive compensation for the fiscal year ended September 30, 2023.

EXECUTIVE OFFICERS

The names of our current executive officers, as well as their ages, respective positions and offices, and their respective principal occupations or brief employment history are set forth below.

Name	Age*	Office
Jianbo Zhang	60	Chairman, Chief Executive Officer
Zhenyu Wu	45	Chief Financial Officer, Director
Yunxia Xu	43	Chief Operating Officer and Chief Marketing Officer
Jing Li	43	Chief Development Officer
Bo Yu	50	Chief Programs Officer

____________

*        As of September 16, 2024.

Jianbo Zhang.     Mr. Zhang’s biographical information is provided below under the heading “Information about the Company’s Director Nominees” in Proposal 1 — Election of Directors.

Zhenyu Wu.     Mr. Wu’s biographical information is provided below under the heading “Information about the Company’s Director Nominees” in Proposal 1 — Election of Directors.

Yunxia Xu is the Company’s Chief Operating Officer and Chief Marketing Officer. Since December 2017, she held the position of General Manager at EpicQuest Education Group Ltd. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the U.S. offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008 – 2009) and Tsinghua University (2013 – 2015).

Jing Li is the Company’s Chief Development Officer. From March 2013 to present, she has held the offices of Managing Director at QHI, responsible for marketing and partnership development, and team management. She holds a Bachelor’s degree in Polymer Materials from Institute of Clothing Technology, Beijing, China (2000 – 2004) and a Master’s degree in Polymers and Surface Coatings Science and Technology from University of Leeds, UK (2005 – 2007).

Bo Yu is the Company’s Chief Programs Officer. Prior to joining the Company in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate — TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate — LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001.

EXECUTIVE OFFICER COMPENSATION

The total cash compensation paid by us or our significant subsidiaries during the fiscal years ended September 30, 2023 and September 30, 2022, to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the fiscal years ended September 30, 2023 and September 30, 2022, but not including any amounts paid to such persons for their services as directors) was $128,000 and $210,000, respectively. Equity-based compensation paid to our executive officers during the fiscal years ended September 30, 2023, and September 30, 2022, is described below.

Employment Agreements and Arrangements

Jianbo Zhang

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. For the fiscal year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the fiscal year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 200,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the fiscal year ending September 30, 2022, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year ended September 30, 2022. This milestone was not achieved during the fiscal year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ending September 30, 2023, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 100,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the fiscal year ended September 30, 2023, and the shares were not issued.

Mr. Zhang is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. On October 1, 2022, Mr. Zhang was also issued an option to purchase 50,000 common shares under the 2019 Plan. The term of the agreement will expire on October 1, 2026, and will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Zhang’s employment with the Company is terminated for any reason, the Company will pay to Mr. Zhang any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If Mr. Zhang’s employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by Mr. Zhang for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments between October 1, 2021, and October 1, 2023, as well as an additional option to purchase 150,000 common shares under the 2019 Plan.

On December 30, 2022, for services Mr. Zhang was issued an option to purchase 50,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Zhang: (i) base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 100,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ending September 30, 2024.

Zhenyu Wu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. For the fiscal year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the fiscal year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 160,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the fiscal year ending September 30, 2022, Mr. Wu was eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year ended September 30, 2022. This milestone was not achieved during the fiscal year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ending September 30, 2023, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 80,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the fiscal year ended September 30, 2023, and the shares were not issued.

Mr. Wu is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. On October 1, 2022, Mr. Wu was also issued an option to purchase 40,000 common shares under the 2019 Plan. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Wu’s employment with the Company is terminated for any reason, the Company will pay to Mr. Wu any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021, and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the 2019 Plan.

On December 30, 2022, for services Mr. Wu was issued an option to purchase 40,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Wu: (i) base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 80,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ending September 30, 2024.

Yunxia Xu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of US$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to US$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year ended September 30, 2022. This milestone was not achieved during the fiscal year ended September 30, 2022, and the shares were not issued. She is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the fiscal years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Ms. Xu’s employment with the Company is terminated for any reason, the Company will pay to Ms. Xu any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021, and April 1, 2023, under the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Ms. Xu: (i) base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 20,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ending September 30, 2024.

Jing Li

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year ended September 30, 2022. This milestone was not achieved during the fiscal year ended September 30, 2022, and the shares were not issued. She is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the fiscal years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Ms. Li’s employment with the Company is terminated for any reason, the Company will pay to Ms. Li any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the 2019 Plan.

Bo Yu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year ended September 30, 2022. This milestone was not achieved during the fiscal year ended September 30, 2022, and the shares were not issued. He is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the fiscal years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Yu’s employment with the Company is terminated for any reason, the Company will pay to Mr. Yu any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the 2019 Plan.

Elements of Compensation

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: (1) competitive compensation among comparable companies and for similar positions in the market, (2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, (3) individual performance, (4) how best to retain key executives, (5) the overall performance of us and our various key component entities, (6) our ability to pay and (7) other factors deemed to be relevant at the time.

Our senior management have discussed our above-mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

2019 Equity Incentive Plan

The 2019 Equity Incentive Plan, the 2019 Plan, was adopted by the Board on August 26, 2019, and was effective as of such adoption, subject to the approval of the 2019 Plan by the shareholders of the Company. The 2019 Plan was subsequently approved by our shareholders on August 26, 2019. On November 28, 2022, the shareholders of the Company approved an amendment to the 2019 Plan in order to (a) increase the number of common shares reserved for issuance under the 2019 Plan from 2,000,000 shares to 4,000,000 shares, (b) increase limits on the maximum number of shares subject to certain awards, and (c) make other clarifying and technical changes.

The 2019 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees, directors and consultants of the Company and its subsidiaries. The purpose of the 2019 Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The 2019 Plan is administered by our Compensation Committee, which is referred to therein as the “Committee”.

The number of common shares that may currently be issued under the 2019 Plan is 4,000,000.

Shares issuable under the 2019 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2019 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2019 Plan. The number of common shares issuable under the 2019 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the Compensation Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2019 Plan. No award granted under the 2019 Plan may be transferred, except by will, or the laws of descent and distribution.

No awards may be granted under the 2019 Plan on or after the tenth anniversary of the effective date of the 2019 Plan.

Retirement Benefits

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

SECURITIES OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of September 16, 2024. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. With the exception of Mr. Pratt, none of the shareholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 13,003,173 common shares outstanding as of September 16, 2024.

	Amount of Beneficial Ownership(1)
Name of Beneficial Owner(2)	Common shares	Percentage
Jianbo Zhang, CEO(3)(4)	7,742,416	57.87%
Zhenyu Wu, CFO(5)	1,201,900	9.04%
Yunxia Xu, COO & CMO(6)	373,000	2.87%
Jing Li, CDO(7)	91,500	*
Bo Yu, CPO(8)	95,000	*
Craig Wilson(9)	90,966	*
G. Michael Pratt(10)	73,400	*
Xiaojun Cui(11)	—	*
All directors and executive officers as a group (8 persons)(12)	4,510,982	32.72%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited(3)	5,159,700	39.68%

____________

*        Less than 1%.

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)      Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o EpicQuest Education Group International Limited, 1209 N. University Blvd. Middletown.

(3)      Wonderland Holdings International Limited (“Wonderland Holdings”) is a BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)      Consists of 2,207,716 common shares directly held by Jianbo Zhang, 375,000 common shares underlying stock options exercisable within 60 days of September 16, 2024, and 5,159,700 common shares directly held by Wonderland Holdings of which Mr. Zhang is deemed to be the beneficial owner.

(5)      Consists of 906,900 common shares directly held by Zhenyu Wu and 295,000 common shares underlying stock options exercisable within 60 days of September 16, 2024.

(6)      Consists of 368,000 common shares directly held by Yunxia Xu and 5,000 common shares underlying stock options exercisable within 60 days of September 16, 2024.

(7)      Consists of 91,500 common shares directly held by Jing Li.

(8)      Consists of 95,000 common shares directly held by Bo Yu.

(9)      Consists of 30,966 common shares directly held by Craig Wilson and 60,000 common shares underlying stock options exercisable within 60 days of September 16, 2024.

(10)    Consists of 28,400 common shares directly held by G. Michael Pratt and 45,000 common shares underlying stock options exercisable within 60 days of September 16, 2024.

(11)    Xiaojun Cui does not currently own any common shares of the Company.

(12)    Does not include 5,159,700 common shares held by Wonderland Holdings described in footnote 3.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since inception, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Balances — The Company had outstanding related party balances of $140,000 as of September 30, 2022 and 2021 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors with its oversight responsibilities regarding the Company’s financial reporting process. The Company’s management is responsible for the preparation, presentation and integrity of the Company’s financial statements and the reporting process, including the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures. ZH CPA, LLC, the Company’s independent registered public accounting firm, is responsible for performing an audit of the Company’s financial statements.

We have reviewed and discussed with management and ZH CPA, LLC the Company’s audited financial statements. We discussed with ZH CPA, LLC the overall scope and plans of their audit. We met with ZH CPA, LLC, with and without management present, to discuss the results of its examinations, its evaluation of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

With regard to the fiscal year ended September 30, 2023, the Audit Committee (i) reviewed and discussed with management the Company’s audited financial statements as of September 30, 2023, and for the year then ended; (ii) discussed with ZH CPA, LLC the matters required by Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission; (iii) received the written disclosures and the letter from ZH CPA, LLC required by applicable requirements of the PCAOB regarding ZH CPA, LLC’s communications with the Audit Committee regarding independence; and (iv) discussed with ZH CPA, LLC their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Company’s Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE
Craig Wilson, Chairman G. Michael Pratt Xiaojun Cui

PROPOSAL 2
PREFERRED SHARES PROPOSAL

On September 15, 2024, our Board adopted a resolution approving, subject to shareholder approval, the creation of a new class of preferred shares of the Company, par value US$0.0016 per share and amendments to the Company’s existing Memorandum and Articles of Association to authorize 10,000,000 “blank check” preferred shares, issuable in one or more series, and to implement ancillary changes related thereto (collectively, the “Preferred Shares Amendments”). The term “blank check” preferred shares refers to preferred shares, the creation and issuance of which is authorized in advance by a company’s shareholders and the terms, rights and features of which are determined by the board of directors of a company without seeking further actions or vote of the shareholders.

The Preferred Shares Amendments

If our shareholders approve this proposal, we expect to direct the registered agent of the Company (the “Registered Agent”) to make all necessary filings in connection with the proposed creation of the new class of preferred shares and the adoption of the Amended and Restated Memorandum and Articles of Association reflecting the Preferred Shares Amendments (the “Restated Memorandum and Articles”) with the British Virgin Islands Registry of Corporate Affairs (the “BVI Registry”).

In connection with the Preferred Shares Amendments, it is proposed that the following changes, among others, would be made to our existing Memorandum and Articles of Association:

(1) Clause 6.2 of the Company’s existing Memorandum of Association be deleted and replaced with the following new Clause 6.2:

“6.2    The Company is authorised to issue a maximum of 41,500,000 shares divided into two classes: (i) 31,500,000 ordinary shares with a par value of US$0.0016 each (the “Ordinary Shares”) and (ii) 10,000,000 preferred shares with a par value of US$0.0016 each (the “Preferred Shares”).”;

(2) The following two new definitions be added to the Clause 1 of the Company’s existing Memorandum of Association in their respective alphabetical order:

““Ordinary Shares” has the meaning specified in Clause 6.2;”

““Preferred Shares” has the meaning specified in Clause 6.2;”

(3) Clause 7.1 of the Company’s existing Memorandum of Association be deleted and replaced with the following new Clause 7.1:

“7.1    Each Ordinary Share confers upon the Shareholder:

(a)    the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)    the right to an equal share in any dividend paid by the Company; and

(c)    the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.”

(4) The following new Clause 7.2 will be added to the Company’s existing Memorandum of Association:

“7.2    The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)    the number of shares and series constituting that class and the distinctive designation of that class;

(b)    the dividend rate of the Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares (including the Ordinary Shares);

(c)    whether that class shall have voting rights, and, if so, the terms of such voting rights;

(d)    whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the directors shall by Resolution of Directors determine;

(e)    whether or not the Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting Shares for redemption if less than all Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)    whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)    the right of the Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Shares (including additional Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Shares of the Company;

(h)    the right of the Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)    any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.”

(5) The existing Clause 7.2 of Company’s existing Memorandum of Association will be renumbered as the new Clause 7.3.

(6) Clause 9 of the Company’s existing Memorandum of Association be deleted and replaced with the following new Clause 9:

“The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith. For the avoidance of doubt, the initial issuance of any Preferred Shares with rights as contemplated at Clause 7.2 above shall not be considered as a variation of the rights of the Ordinary Shares or any other class of Preferred Share then in issue.”

The form of the proposed Restated Memorandum and Articles will be in substantially the form as set forth on Annex A. The Restated Memorandum and Articles will take effect upon the filing with, and registration by, the BVI Registry.

Reasons for the Preferred Shares Amendments

“Blank check” preferred shares are commonly authorized by companies publicly traded in the United States and approval is being sought to provide us with increased financial flexibility in meeting future capital requirements and to utilize preferred shares in response to rapidly developing acquisition and corporate financing opportunities as well as to advance our business plan. It is anticipated that the purposes for which such preferred shares may be issued include, without limitation, exchanging preferred shares for common shares, the issuance of preferred shares for cash as a means of obtaining working capital, or issuance of preferred shares as part or all of the consideration required to be paid by us for acquisitions of other businesses or assets. No specific preferred shares are being designated at this time, and we do not currently have any plans to issue preferred shares.

Based on these considerations, the Board adopted resolutions setting forth the Preferred Shares Amendments, declared the amendment advisable and in the best interests of the Company and our shareholders, approved and adopted the Restated Memorandum and Articles (subject to shareholder approval), unanimously resolved to submit the Preferred Shares Amendments to our shareholders for approval and recommended that our shareholders approve and adopt the Preferred Shares Amendments as set forth in the Restated Memorandum and Articles.

Effects of the Preferred Shares Amendments

The Preferred Shares Amendments will give our Board flexibility, without further shareholder action, except as otherwise required by law or the rules of any national securities exchange in the United States on which our securities are listed, to issue preferred shares on such terms and conditions as our Board deems to be in the best interests of our shareholders. Although the Preferred Shares Amendments are not motivated by anti-takeover concerns, the availability of authorized preferred shares could enable the Board to issue shares defensively in response to a takeover attempt or to make an attempt to gain control of the Company more difficult, which could have the effect of discouraging unsolicited takeover attempts. The Board is required to make any determination to issue shares of common shares or preferred shares based on its judgment as to the best interests of the shareholders and the Company. However, in certain circumstances, issuing preferred shares without further action by the shareholders may delay or prevent a change of control of the Company, may discourage bids for the Company’s common shares or preferred shares at a premium over the market price of the common shares or preferred shares and may adversely affect the market price of the common shares or preferred shares. Thus, authorizing “blank check” preferred shares could render more difficult and less likely a hostile merger, tender offer or proxy contest, assumption of control by a holder of a large block of our stock, and the possible removal of our incumbent management. We are not aware of any proposed attempt to take over the Company.

When authorizing and issuing a series of preferred shares, the Board would determine all designations, relative rights, preference, and limitations of such stock including but not limited to the following: designation of series and numbers of shares; dividend rights; rights upon liquidation or distribution of assets of the Company; conversion or exchange rights; redemption provisions; sinking fund provisions; and voting rights. While we may consider effecting an equity offering of preferred shares or otherwise issuing such shares in the future, as of the date hereof, we have no agreements or understandings with any third party to effect any such offering or issuance, and no assurances are given that any offering will in fact be effected or that any issuance will be proposed and consummated. Therefore, the terms of any preferred shares subject to this proposal cannot be stated or estimated with respect to any or all of the securities authorized.

The issuance of preferred shares could dilute both the equity interests and the earnings per share of existing holders of our common shares. Such dilution may be substantial, depending upon the amount of shares issued. The newly authorized preferred shares could also have voting rights superior to our common shares, and therefore would have a dilutive effect on the voting power of our existing shareholders. The issuance of preferred shares could also affect the number of dividends, if any, paid our shareholders and may reduce the share of the proceeds that they would receive upon a future liquidation of our company.

If our shareholders do not approve this proposal, no changes will be made to our existing Memorandum and Articles of Association with respect to the authorization preferred shares of the Company and the Preferred Shares Amendments will not become effective.

Vote Required

The affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy, is required to approve the Preferred Shares Proposal.

Recommendation of the Board

The Board unanimously recommends a vote “FOR” approving the Preferred Shares Proposal.

PROPOSAL 3
SHARE COMBINATION

Reasons for the Share Combination

As previously announced, on June 24, 2024, the Company received a notification letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market because the closing bid price for the Company’s common shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a (2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Bid Price Rule”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. In order for our common shares to continue to be listed on The Nasdaq Capital Market, we must satisfy various listing standards established by Nasdaq, including the Bid Price Rule.

The Letter stated that the Company has a period of 180 calendar days from the date of the Letter, or until December 23, 2024, to regain compliance with the minimum bid price requirement. If at any time before December 23, 2024, the bid price of the Company’s common shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company.

On September 15, 2024, our Board of Directors adopted resolutions proposing that the Company should (i) effect a share combination (also known as a reverse stock split) of our common shares by our combining certain number of common shares into a lesser number of common shares by a ratio of not less than 2-into-1 and not more than 30-into-1 at any time, if at all, within 12 months following the date of shareholder approval of this Share Combination Proposal, with the exact ratio to be set within this range by a resolution of our Board of Directors at its sole discretion without further approval or authorization of our shareholders (the Share Combination); (ii) immediately following the Share Combination, increase the maximum number of shares the Company is authorized to issue to 41,500,000 shares (if the Preferred Shares Proposal IS approved), or 31,500,000 shares (if the Preferred Shares Proposal is NOT approved) and (iii) implement ancillary changes related thereto to the then effective Memorandum and Articles of Association of the Company (collectively, the “Share Combination Amendments”). The Board of Directors may alternatively elect to abandon such proposed Share Combination Amendments and not effect the Share Combination notwithstanding that it was authorized by shareholders, in its sole discretion.

In order to retain the compliance with the Bid Price Rule under NASDAQ Listing Rule 5810(c)(3)(A), the closing bid price of our common shares is required to be at least US$1.00 for a minimum of ten consecutive business days. As of September 16, 2024, we have not yet regained the compliance with the Bid Price Rule.

To enhance our ability to regain the compliance of the Bid Price Rule, our Board believes that it is in the best interest of the Company and our shareholders to effectuate a share combination to increase the market price of our common shares. As a result, the Board is soliciting shareholders’ approval of a share combination of the Company’s common shares at a ratio within the range from 2-into-1 up to 30-into-1, with the exact ratio to be set within that range at the discretion of our Board of Directors without further approval or authorization of our shareholders (collectively, the “Share Combination Proposal”).

The exact ratio will be determined by the Board within 12 months, if at all, following the date of shareholder approval and upon such determination, the Board shall approve an amendment of the then effective Memorandum and Articles of Association of the Company to reflect the Share Combination Amendments. The Board may settle as it considers expedient any difficulty which arises in relation to any combination or consolidation of common shares of the Company and determine to round up any fractional shares arising under the Share Combination so that (subsequent to such combination) the shareholder holds a whole number of shares.

Our Board intends to effect a share combination only if it believes that a decrease in the number of outstanding common shares is likely to improve the trading price of our common shares and is necessary to continue our listing on the Nasdaq Capital Market. If shareholders approve the proposed share combination, it will be effected, if at all, only upon a determination by the Board that the Share Combination is in the Company’s and the shareholders’ best interests at that time. The Board reserves its right to elect not to proceed, and abandon, the Share Combination if it later determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

The Board also believes that the delisting of our common shares from the Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of our common shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and our employees, which could harm our business and future prospects.

In evaluating whether or not to conduct the Share Combination, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share combination held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected of share combination has subsequently declined back to pre-combination levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share combination.

The Board considered these factors, and the potential harm of being delisted from the Nasdaq Capital Market. The Board determined that continued listing on the Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Combination is probably necessary to maintain the listing of our common shares on the Nasdaq Capital Market. As noted above, even if shareholders approve the Share Combination, the Board reserves the right not to effect the Share Combination if it no longer believes that a share combination is in the best interests of the Company and its shareholders.

In addition, there can be no assurance that, after the Share Combination, we would be able to maintain the listing of our common shares on the Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of our common shares. Shareholders should recognize that if the Share Combination is effected, they will own a smaller number of common shares than they currently own. While we expect that the Share Combination will result in an increase in the market price of our common shares, it may not increase the market price of our common shares in proportion to the reduction in the number of common shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Combination is effected and the market price of our common shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Combination. Furthermore, the liquidity of our common shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Combination. Accordingly, the Share Combination may not achieve the desired results that have been outlined above.

Our Board has requested that shareholders approve a combination ratio range, as opposed to approval of a specified combination ratio, in order to give our Board maximum discretion and flexibility to determine the combination ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the Share Combination.

The Shares Combination Amendments

If our shareholders approve this proposal, and our Board elects by a resolution of directors to conduct a share combination within 12 months following the date of shareholder approval of this Share Combination Proposal, the Board will adopt an Amended and Restated Memorandum and Articles of Association reflecting the Share Combination Amendments (the “Further Restated Memorandum and Articles”). Upon such election and adoption, we will direct the Registered Agent to make all necessary filings in connection with the proposed share combination and the adoption of the Further Restated Memorandum and Articles with the BVI Registry.

The share combination will be effected upon the filing and registration of the Further Restated Memorandum and Articles with the BVI Registry, and depending on whether the Preferred Shares Proposal is approved, one of the following sets of changes would be made to our then effective Memorandum and Articles of Association:

Option A (if the Preferred Shares Proposal IS approved)

Clause 6.2 of the Company’s then effective Memorandum of Association be deleted and replaced with the following new Clause 6.2:

“6.2    The Company is authorised to issue a maximum of 41,500,000 shares divided into two classes: (i) 31,500,000 ordinary shares with a par value of US$[*] each (the “Ordinary Shares”) and (ii) 10,000,000 preferred shares with a par value of US$0.0016 each (the “Preferred Shares”).”;

* par value will be increased by the same ratio used in the Share Combination.

OR

Option B (if the Preferred Shares Proposal is NOT approved).

Clause 6.2 of the Company’s existing Memorandum of Association be deleted and replaced with the following new Clause 6.2:

“6.2    The Company is authorised to issue a maximum of 31,500,000 shares of a single class each with a par value of US$[*].”;

* par value will be increased by the same ratio used in the Share Combination.

Effects of the Share Combination

Authorized Shares and Unissued Shares

We are currently authorized under our current Memorandum and Articles of Association to issue up to a maximum of 31,500,000 shares of a single class; and if the Preferred Shares Proposal is approved, we will be authorized to issue up to a maximum of 41,500,000 shares comprised of 31,500,000 ordinary shares and 10,000,000 preferred shares. The share combination, once effected, will have the effect of reducing the maximum number of authorized common shares for issue, but the Board will resolve to increase the maximum number of authorized shares back to the previous maximum number, and as a result, there will not be any change in our authorized common shares.

As the Share Combination is only in relation to our common shares, there will be no change to the maximum number of authorized preferred shares for issuance nor its par value.

Issued and Outstanding Shares

The share combination will also reduce the number of issued and outstanding common shares. In addition, the par value of our common shares will be increased by the same ratio.

For example, if our Board implements a 10-into-1 share combination of our common shares, then a shareholder holding 500 common shares, par value US$0.0016 before the Share Combination would hold 50 common shares, par value US$0.016 per share after the Share Combination. However, each shareholder’s proportionate ownership of the issued and outstanding common shares immediately following the effectiveness of the Share Combination would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Share Combination to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our common shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of common shares being delivered upon such exercise, exchange or conversion, immediately following the Share Combination as was the case immediately preceding the Share Combination.

Fractional Shares

No fractional shares will be issued in connection with the proposed share combination. Instead, the Company will issue one full share of the post-combination common share to any shareholder who would have been entitled to receive a fractional common share as a result of the Share Combination. Each holder of common shares will hold the same percentage of the outstanding common shares immediately following the Share Combination as that shareholder did immediately prior to the Share Combination, except for minor adjustment due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.

Procedure for Implementing the Share Combination

As soon as practicable after the effective date of the Share Combination, the Company’s shareholders will be notified that the Share Combination has been effected. The Company expects that its transfer agent, VStock Transfer, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-combination shares will be asked to surrender to the exchange agent certificates representing pre-combination common shares in exchange for certificates representing post-combination common shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Combination for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Combination. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

United States Federal Income Tax Consequences of the Share Combination

The share combination should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Share Combination, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-combination shares. The holding period and tax basis of the pre-combination common shares will be transferred to the post-combination common shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Combination may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

The affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy is required to approve the Share Combination Proposal.

Recommendation of the Board

The Board unanimously recommends a vote “FOR” approving the Share Combination Proposal.

PROPOSAL 4
RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected ZH CPA, LLC to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2024. We are asking our shareholders to ratify the selection of ZH CPA, LLC as our independent registered public accounting firm. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by ZH CPA, LLC that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of ZH CPA, LLC are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of ZH CPA, LLC will not make a statement at the Annual Meeting.

Principal Accountant Fees and Services

The following table represents the aggregate fees paid by us for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2023 ($)	September 30, 2022 ($)
Audit Fees	180,000	240,000
Audit Related Fees	27,500	55,000
Tax Fees	—	—
All Other Fees	11,900	20,000
Total Fees	219,000	315,000

Types of Fees:

Audit Fees.    ZH CPA, LLC audit fees for 2023 and 2022 consisted of fees in relation to the audit of our financial statements for the year ended September 30, 2023 and 2022.

Audit Related Fees.    Audit related fees were for the review of interim financial statements.

Tax Fees.    There were no tax fees.

All Other Fees.    Other fees related to due diligence work performed on the Company’s potential acquisition target, which was pre-approved by the Company’s Audit Committee.

Pre-Approval of Services

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Vote Required

The affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and are voted in person or by proxy is required to approve this proposal.

Recommendation of the Board

Our Board unanimously recommends a vote “FOR” the approval of this proposal to ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, EpicQuest Education Group International Limited, 1209 N. University Blvd, Middletown, OH 45042. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

September 16, 2024	By Order of the Board of Directors
/s/ Jianbo Zhang
Jianbo Zhang, Chairman and Chief Executive Officer

Annex A

Amended and Restated Memorandum and Articles of Association

BVI COMPANY NUMBER: 1963796

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

EpicQuest Education Group International Limited

A COMPANY LIMITED BY SHARES

Incorporated on the 13th day of December, 2017
Amended and restated on 21st day of October, 2024 and filed on [    ] day of [    ], 2024

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

EpicQuest Education Group International Limited

A COMPANY LIMITED BY SHARES

Amended and restated on 21st day of October, 2024 and filed on [    ] day of [    ], 2024

1.           DEFINITIONS AND INTERPRETATION

1.1         In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;

“Articles” means the Articles of Association of the Company;

“Chairman of the Board” has the meaning specified in Regulation 12;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Memorandum” means this Memorandum of Association of the Company;

“Ordinary Shares” has the meaning specified in Clause 6.2;

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“Preferred Shares” has the meaning specified in Clause 6.2;

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Resolution of Directors” means either:

(a)         a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)         a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors.

“Resolution of Shareholders” means either:

(a)         a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)         a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

Annex A-1

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“Share” means a share issued or to be issued by the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2         In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)         a “Regulation” is a reference to a regulation of the Articles;

(b)         a “Clause” is a reference to a clause of the Memorandum;

(c)         voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)         the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(e)         the singular includes the plural and vice versa.

1.3         Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4         Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.           NAME

The name of the Company is EpicQuest Education Group International Limited.

3.           STATUS

The Company is a company limited by Shares.

4.           REGISTERED OFFICE AND REGISTERED AGENT

4.1         The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

4.2         The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

4.3         The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4         Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

Annex A-2

4.5         The registered agent shall:

(a)         act on the instructions of the directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)         recognise and accept the appointment or removal of a director or directors by Shareholders.

5.           CAPACITY AND POWERS

5.1         Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)         full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)         for the purposes of paragraph (a), full rights, powers and privileges.

5.2         For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.           NUMBER AND CLASSES OF SHARES

6.1         Shares in the company shall be issued in the currency of the United States of America.

6.2         The Company is authorised to issue a maximum of 41,500,000 shares divided into two classes: (i) 31,500,000 ordinary shares with a par value of US$0.0016 each (the “Ordinary Shares”) and (ii) 10,000,000 preferred shares with a par value of US$0.0016 each (the “Preferred Shares”).

6.3         The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4         Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.           RIGHTS OF SHARES

7.1         Each Ordinary Share confers upon the Shareholder:

(a)         the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)         the right to an equal share in any dividend paid by the Company; and

(c)         the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.”

7.2         The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)         the number of shares and series constituting that class and the distinctive designation of that class;

(b)         the dividend rate of the Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares (including the Ordinary Shares);

(c)         whether that class shall have voting rights, and, if so, the terms of such voting rights;

(d)         whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the directors shall by Resolution of Directors determine;

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(e)         whether or not the Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting Shares for redemption if less than all Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)          whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)         the right of the Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Shares (including additional Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Shares of the Company;

(h)         the right of the Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)          any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.”

7.3         The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8.           VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

9.           RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith. For the avoidance of doubt, the initial issuance of any Preferred Shares with rights as contemplated at Clause 7.2 above shall not be considered as a variation of the rights of the Ordinary Shares or any other class of Preferred Share then in issue.

10.         REGISTERED SHARES

10.1       The Company shall issue Registered Shares only.

10.2       The Company is not authorised to issue Bearer Shares, convert Registered Shares to Bearer Shares or exchange Registered Shares for Bearer Shares.

11.         TRANSFER OF SHARES

11.1       The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2       The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

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12.         AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1       Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)         to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)         to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)         in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)         to Clauses 7, 8, 9 or this Clause 12.

12.2       Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

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We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 13th day of December, 2017.

Incorporator

[__]
[__]
Authorised Signatory
Vistra (BVI) Limited

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TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

EpicQuest Education Group International Limited

A COMPANY LIMITED BY SHARES

Amended and restated on 21st day of October, 2024 and filed on [    ] day of [    ], 2024

1.           REGISTERED SHARES

1.1         Every Shareholder is entitled, on request to a certificate signed by a director or officer of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2         Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3         If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2.           SHARES

2.1         Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2         Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3         A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4         The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5         A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6         No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)         the amount to be credited for the issue of the Shares; and

(b)         that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7         The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)         the solvency test in Regulations 3 and 18; and

(b)         sections 197 and 209 of the Act.

2.8         The Company shall keep a register (the “register of members”) containing:

(a)         the names and addresses of the Persons who hold Shares;

(b)         the number of each class and series of Shares held by each Shareholder;

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(c)         the date on which the name of each Shareholder was entered in the register of members; and

(d)         the date on which any Person ceased to be a Shareholder.

2.9         The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.10       A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.           REDEMPTION OF SHARES AND TREASURY SHARES

3.1         The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2         The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3         The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4         Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.5         Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.6         All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.7         Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.8         Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.           MORTGAGES AND CHARGES OF SHARES

4.1         Shareholders may mortgage or charge their Shares.

4.2         There shall be entered in the register of members at the written request of the Shareholder:

(a)         a statement that the Shares held by him are mortgaged or charged;

(b)         the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

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4.3         Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)         upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4         Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)         no transfer of any Share the subject of those particulars shall be effected;

(b)         the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)         no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5.           FORFEITURE

5.1         Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2         A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3         The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4         Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5         The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.           TRANSFER OF SHARES

6.1         Subject to the Memorandum, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

6.2         The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3         If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)         to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)         that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4         Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

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7.           MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1         Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2         Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3         The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)         those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)         the other directors.

7.4         The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5         A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6         The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7         A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8         The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9         The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

(the “Company”)

I/We, ……………………………, being a Shareholder of the Company HEREBY APPOINT ………………………………… of …………………………… or failing him ………..……………… of ………………………..…… to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Shareholder

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7.10       The following applies where Shares are jointly owned:

(a)         if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)         if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11       A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12       A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13       If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14       At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15       The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16       At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17       Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18       Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

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7.19       The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

7.20       Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21       An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.           DIRECTORS

8.1         The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

8.2         No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3         Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number.

8.4         Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5         A director may be removed from office,

(a)         with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)         with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6         A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7         The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8         A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9         Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

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8.10       The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)         before the death of the sole Shareholder/director who nominated him,

(i)          he resigns as reserve director, or

(ii)         the sole Shareholder/director revokes the nomination in writing; or

(b)         the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.11       The Company shall keep a register of directors (the “register of directors”) containing:

(a)         in the case of an individual director, the particulars stated in section 118A(1)(a) of the Act;

(b)         in the case of a corporate director, the particulars stated in section 118A(1)(b) of the Act; and

(c)         such other information as may be prescribed by the Act.

8.12       The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.13       The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act.

8.14       The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.15       A director is not required to hold a Share as a qualification to office.

8.16       A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

(a)         exercise the appointing director’s powers; and

(b)         carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.17       No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.18       The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.19       An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.20       An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions

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by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.21       The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.           POWERS OF DIRECTORS

9.1         The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2         Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3         If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4         Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5         The continuing directors may act notwithstanding any vacancy in their body.

9.6         The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7         All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8         For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.         PROCEEDINGS OF DIRECTORS

10.1       Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2       The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3       A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4       A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

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10.5       A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6       If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7       At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8       An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.         COMMITTEES

11.1       The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2       The directors have no power to delegate to a committee of directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)         to designate committees of directors;

(c)         to delegate powers to a committee of directors;

(d)         to appoint or remove directors;

(e)         to appoint or remove an agent;

(f)          to approve a plan of merger, consolidation or arrangement;

(g)         to make a declaration of solvency or to approve a liquidation plan; or

(h)         to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3       Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4       The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5       Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

Annex A-15

12.         OFFICERS AND AGENTS

12.1       The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2       The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3       The emoluments of all officers shall be fixed by Resolution of Directors.

12.4       The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5       The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6       An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)         to amend the Memorandum or the Articles;

(b)         to change the registered office or agent;

(c)         to designate committees of directors;

(d)         to delegate powers to a committee of directors;

(e)         to appoint or remove directors;

(f)          to appoint or remove an agent;

(g)         to fix emoluments of directors;

(h)         to approve a plan of merger, consolidation or arrangement;

(i)          to make a declaration of solvency or to approve a liquidation plan;

(j)          to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)         to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7       The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8       The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

Annex A-16

13.         CONFLICT OF INTERESTS

13.1       A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2       For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3       A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)         vote on a matter relating to the transaction;

(b)         attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)         sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.         INDEMNIFICATION

14.1       Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)         is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2       The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3       For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)         the Company’s holding company; or

(b)         a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4       The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5       The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

Annex A-17

14.6       Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7       Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8       The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9       If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10     The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.         RECORDS AND UNDERLYING DOCUMENTATION

15.1       The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)         the register of members, or a copy of the register of members;

(c)         the register of directors, or a copy of the register of directors; and

(d)         copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2       Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3       If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)         within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)         provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4       Where the original register of members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

Annex A-18

15.5       The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)         the records and underlying documentation of the Company;

(b)         minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(c)         minutes of meetings and Resolutions of Directors and committees of directors; and

(d)         an impression of the Seal.

15.6       The records and underlying documentation of the Company shall be in such form as:

(a)         are sufficient to show and explain the Company’s transactions; and

(b)         will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

15.7       The Company shall retain the records and underlying documentation for a period of at least five years from the date:

(a)         of completion of the transaction to which the records and underlying documentation relate; or

(b)         the Company terminates the business relationship to which the records and underlying documentation relate.

15.8       Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)         record of the physical address of the place at which the records and underlying documentation are kept; and

(b)         record of the name of the person who maintains and controls the Company’s records and underlying documentation.

15.9       Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within 14 days of the change, provide its registered agent with:

(a)         the physical address of the new location of the records and underlying documentation; or

(b)         the name of the new person who maintains and controls the Company’s records and underlying documentation.

15.10     The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act.

15.11     The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.         REGISTER OF CHARGES

16.1       The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)         the date of creation of the charge;

(b)         a short description of the liability secured by the charge;

(c)         a short description of the property charged;

Annex A-19

(d)         the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)         unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)          details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

16.2       Where a change occurs in the relevant charges or in the details of the charges required to be recorded in the Company’s register of charges maintained in accordance with Sub-Regulation 16.1, the Company shall, within 14 days of the change occurring, transmit details of the change to the registered agent.

17.         SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.         DISTRIBUTIONS

18.1       The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2       Distributions may be paid in money, Shares, or other property.

18.3       Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4       No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.         ACCOUNTS AND AUDIT

19.1       The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2       The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3       The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4       The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5       The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6       The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

Annex A-20

19.7       The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)         in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)         all the information and explanations required by the auditors have been obtained.

19.8       The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9       Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10     The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.         NOTICES

20.1       Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2       Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3       Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.         VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

22.         CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Annex A-21

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 13th day of December, 2017.

Incorporator

[__]
[__]
Authorised Signatory
Vistra (BVI) Limited

Annex A-22

EPICQUEST EDUCATION GROUP INTL. LIMITED 1209 N.UNIVERSITY BLVD MIDDLETOWN, OH 45042 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 10/20/2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 10/20/2024. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR each of the following director nominees: 1. Election of Directors Nominees For Against Abstain 1a. Jianbo Zhang 1b. Zhenyu Wu 1c. Craig Wilson 1d. G. Michael Pratt 1e. Xiaojun Cui 3. To approve a combination of ordinary shares, par value US$0.0016 of the Company at a ratio within the range from two-into-one up to thirty-into-one, at any time, if at all, within 12 months following the date of shareholder approval, with the exact ratio to be set within that range at the discretion of the Company’s Board of Directors without further approval or authorization of the Company’s shareholders (the “Share Combination”), the subsequent increase in the maximum number of authorized shares for issuance to same maximum amount prior to the Share Combination and related amendments to the then existing Memorandum and Articles of Association of the Company and the rounding up of any fractional shares as a result of the Share Combination to a whole number share. The Board of Directors recommends you vote FOR the following Proposals: 2. To approve the creation of a new class of preferred shares by increasing the maximum number of shares which the Company is authorized to issue to 41,500,000 shares each with a par value of US$0.0016, divided into (i) 31,500,000 ordinary shares of par value of US$0.0016 each and (ii) 10,000,000 preferred shares of par value of US$0.0016 each and related amendments to the Company’s Memorandum and Article of Association by the adoption of an Amended and Restated Memorandum and Articles of Association of the Company. For Against Abstain 4. To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the year ending September 30, 2024. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com 2024 ANNUAL MEETING OF SHAREHOLDERS OF EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED October 21, 2024, 10:00 a.m. Eastern Time This Proxy is Solicited on Behalf of the Board of Directors The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Jianbo Zhang and Zhenyu Wu, and each of them, the proxies of the undersigned, with full power of substitution, and hereby authorizes them, and each of them acting singly, to represent and to vote, as designated below, all of the Company’s common shares held of record by the undersigned on September 16, 2024, at the Annual Meeting of Shareholders to be held on October 21, 2024, at 10:00 a.m. Eastern Time at StartWell, Level Up Room, 786 King St W, Toronto, Ontario M5V 1M5, Canada, and at any adjournment or postponement thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. The undersigned hereby revokes any proxy or proxies heretofore given and acknowledges receipt of a copy of the Notice of Annual Meeting and Proxy Statement and a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF YOU RETURN AN EXECUTED COPY OF THIS PROXY CARD AND DO NOT CHECK A BOX WITH RESPECT TO ANY OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED “FOR” EACH OF THE DIRECTOR NOMINEES AND “FOR” PROPOSALS 2, 3 AND 4. Continued and to be signed on reverse side 0000651422_2 R1.0.0.6